

September 23, 2022

Joseph P. Adams, Jr.
Chairman and CEO
FTAI Finance Holdco Ltd.
1345 Avenue of the Americas
45th Floor
New York, New York 10105

>   **Re: FTAI Finance Holdco Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 14, 2022**
>   **File No. 333-266851**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Amendment No. 1 to Form S-4 Filed on September 14, 2022

Questions and Answers About the Special Meeting
Q. What are the conditions to completion of the merger?, page 9

1.   We note your response to comment 1 and reissue in part. Please elaborate on the impact the recapitalization will have on the public common stockholders of FTAI here or cross-reference to the disclosure that appears elsewhere in your prospectus. While we understand that each FTAI common share will be exchanged for one ordinary share in the Company, please elaborate the potential impact and process this exchange would have on public stockholders.

<u>Beneficial Ownership of Securities</u>
<u>Post-Merger Security Ownership of Certain Beneficial Owners and Management of the</u>
<u>Company, page 109</u>

2. We note your response to comment 15 and reissue in part. We understand that you believe the shares received by the Master GP would not be sufficiently material to include in the "Post-Merger Security Ownership of Certain Beneficial Owners and Management of the Company" table. However, please depict this ownership interest either in the footnote or in an appropriate place in your disclosure.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Schwartz